UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                           EDDIE BAUER HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   071625107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2009
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check  the  appropriate  box  to  designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   071625107
            ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      H Partners Management, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                          (a) [_]
                                                                  (b) [X]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                               [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO, IA

CUSIP No.   071625107
            ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rehan Jaffer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                          (a) [_]
                                                                  (b) [X]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                               [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

CUSIP No.   071625107
            ---------

Item 1(a).  Name of Issuer:

            EDDIE BAUER HOLDINGS, INC.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            10401 NE 8th Street, Suite 500
            Bellevue, WA 98004
            --------------------------------------------------------------------

Item 2(a).  Names of Persons Filing:

            H Partners Management, LLC
            Rehan Jaffer
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            H Partners Management, LLC
            888 Seventh Avenue, 29th Floor
            New York, NY 10019

            Rehan Jaffer
            888 Seventh Avenue, 29th Floor
            New York, NY 10019
            --------------------------------------------------------------------

      (c).  Citizenship:

            H Partners Management, LLC - Delaware
            Rehan Jaffer - United States of America
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:


            Common Stock, par value $0.01 per share
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            071625107
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

      (a)   [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act (15 U.S.C. 78c).

      (b)   [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15
                 U.S.C. 78c).

      (c)   [_]  Insurance company as  defined in Section 3(a)(19) of the
                 Exchange Act (15 U.S.C. 78c).

      (d)   [_]   Investment company registered under Section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [_]  An investment adviser in accordance with
                 s.240.13d-1(b)(1)(ii)(E);

      (f)   [_]  An employee benefit plan or endowment fund in accordance with
                 s.240.13d-1(b)(1)(ii)(F);

      (g)   [_]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

      (h)   [_]  A  savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C.1813);

      (i)   [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            H Partners Management, LLC - 0
            Rehan Jaffer - 0
            --------------------------------------------------------------------

      (b)   Percent of class:

            H Partners Management, LLC - 0%
            Rehan Jaffer - 0%
            --------------------------------------------------------------------

      (c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote

                       H Partners Management, LLC - 0
                       Rehan Jaffer - 0
                                                          _____________________,

                 (ii)  Shared power to vote or to direct the vote

                       H Partners Management, LLC - 0
                       Rehan Jaffer - 0
                                                          _____________________,

                 (iii) Sole power to dispose or to direct the disposition of

                       H Partners Management, LLC - 0
                       Rehan Jaffer - 0
                                                          _____________________,

                 (iv)  Shared power to dispose or to direct the disposition of

                       H Partners Management, LLC - 0
                       Rehan Jaffer - 0
                                                          _____________________.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Not applicable.
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            Not applicable.
            --------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            Not applicable.
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not applicable.
            --------------------------------------------------------------------

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   H PARTNERS MANAGEMENT, LLC*

                                                   By: /s/ Rehan Jaffer
                                                       -------------------------
                                                   /s/ Rehan Jaffer
                                                   -----------------------------
                                                       Rehan Jaffer*



Date: February 16, 2010

* Each of the Reporting Persons disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                   AGREEMENT

The undersigned agree that this Amendment to Schedule 13G dated February 16, 2010 relating to the Common Stock, par value $0.01 per share, of EDDIE BAUER HOLDINGS, INC., shall be filed on behalf of the undersigned.

                                                   H PARTNERS MANAGEMENT, LLC*

                                                   By: /s/ Rehan Jaffer
                                                       -------------------------
                                                   /s/ Rehan Jaffer
                                                   -----------------------------
                                                       Rehan Jaffer*







* Each of the Reporting Persons disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.




SK 26251 0001 1069960